Exhibit 99.1

GOGL – Share buy-back program

The Board of Directors of Golden Ocean Group Limited (the "Company") has on December 19 2018 authorized a share buy-back program to purchase up to an aggregate of 6 million of the Company's common shares. The maximum amount to be paid per share is USD 9 or equivalent in NOK if bought at Oslo Stock Exchange. The timing and amount of any repurchases will depend on legal requirements, market conditions, stock price, alternative uses of capital and other factors.
The Company is not obligated under the terms of the program to repurchase any of its common shares. The buy-back program will be initiated today and end on December 20, 2019.
December 20, 2018
The Board of Directors
Golden Ocean Group Limited
 Hamilton, Bermuda
For further information, please contact:
Birgitte Ringstad Vartdal: CEO, Golden Ocean Management AS
 +47 22 01 73 53
Per Heiberg: CFO, Golden Ocean Management AS
 +47 22 01 73 45
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "will", "should", "expect", "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission.
This information is subject to the disclosure requirements of section 5-12 of the Norwegian Securities Trading Act.